SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         Amendment No. 2

                        Quidel Corporation
                         (Name of Issuer)

             Common Stock, par value $.001 per Share
                  (Title of Class of Securities)

                           74838J 10 1
                          (CUSIP Number)

      Carolyn Monroe-Koatz, J.P. Morgan & Co. Incorporated,
          60 Wall Street, New York, New York 10260-0060
                 Telephone:  (212) 648-3406
           Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 30, 1997

               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.
[ ] (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

               (Continued on the following page(s))

CUSIP No.  74838J 10 1          13D           Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.P. Morgan & Co. Incorporated
---------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [x]
---------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------
4.   SOURCE OF FUNDS*
                              00
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
                              Delaware
----------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:
                              2,015,254
----------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER:
                                 0
----------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:
                              2,015,254
----------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER:
                                  0
---------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                              2,015,254
---------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                            [ ]
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                              9.3%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*:
                              HC,CO
----------------------------------------------------------------

                * SEE INSTRUCTIONS TO SCHEDULE 13D

CUSIP No.  74838J 10 1          13D           Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.P. Morgan Investment Corporation
---------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [x]
---------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------
4.   SOURCE OF FUNDS*
                              00
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
                              Delaware
----------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:
                              2,015,254
----------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER:
                                 0
----------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:
                              2,015,254
----------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER:
                                  0
---------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                              2,015,254
---------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                            [ ]
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                              9.3%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*:
                               CO
----------------------------------------------------------------

                * SEE INSTRUCTIONS TO SCHEDULE 13DAmendment No. 2 to
                                  Schedule 13D
                            ------------


     The following items of the original Schedule 13D are supplemented as follows:

Item 5.   Interest in Securities of the Company.
          -------------------------------------

     The Warrant described in the Schedule 13D was exercised on January 30, 1997 by J.P. Morgan Investment Corporation (formerly Morgan Investment Corporation; "JPMIC"). The shares of Quidel Common Stock held by JPMIC upon exercise of the Warrant constitute approximately 9.3% of the outstanding shares of Quidel Common Stock based on 21,650,000 outstanding Shares as of January 31, 1997.

     J.P. Morgan Holdings Inc. (formerly Morgan Holdings Inc.) is no longer a Reporting Person since it was liquidated on June 1, 1996.Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997


                         J.P. MORGAN & CO. INCORPORATED



                         By:   /s/ Carolyn Monroe-Koatz
                         _______________________________
                         Title: Vice President and
                                Assistant General Counsel


                         J.P. MORGAN INVESTMENT CORPORATION



                         By:   /s/ Meryl D. Hartzband
                         ___________________________
                         Title: Managing Director